SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES RESULTS FOR THE THIRD QUARTER OF 2007
(Rio de Janeiro – November 9, 2007) – PETRÓLEO BRASILEIRO S.A. – Petrobras announces today its consolidated results expressed in millions of Brazilian Reais, in accordance with generally accepted accounting practices in Brazil (BR GAAP).

On September 30, 2007, the Company’s market capitalization totaled R$ 285,333 million. The Petrobras System invested R$30,606 million in the third quarter, 35% up year-on-year, with an emphasis on the expansion of future oil and natural gas production in Brazil (R$ 14,295 million). In order to sustain production growth, in the next three months three major production systems will begin operations through platforms P-52, P-54 and FPSO-Cidade de Vitória adding a joint production capacity of 460 thousand barrels per day. There is also the project to expand natural gas production in the Peroá field, in Espírito Santo, to 8 million m3 per day.

  Petrobras posted a 3Q-2007 consolidated net income of R$ 5,528 million, 22% down year-on-year due to the foreign exchange losses variation on net dollar- denominated assets, reflecting the appreciation of the Real against the US dollar, lower provisions for interest on equity and expenses arising from the amendments to the pension plan regulations.

  Domestic oil and NGL production averaged 1,797 thousand barrels/day in the third quarter, 1% up on the 3Q-2006. The P-50, FPSO-Capixaba, P-34 and FPSO- Cidade do Rio de Janeiro platforms produced 1.480 more than last year, which was partially offset by the natural decline from mature fields and the occurrence of operational problems.

  Domestic production of oil products increased by 3% over the 3Q-2006, thanks to Refap’s new converters and the greater operational reliability of the refineries.

  Distribution Segment recorded record sales of 9.4 million m3 in the 3Q-2007, 12% up year-on-year.
  On September 21, 2007, the Board of Directors approved the advance payment to shareholders of R$ 2,194 million in the form of interest on equity. The first installment of this amount, already provisioned in the 2Q-2007, will be available to shareholders until January 31, 2008, and the second installment until March 31, 2008, based on shareholding positions on August 17 and October 5, 2007, respectively.

  The acquisition of R$ 2,909 million in long-term securities to set against the liabilities with Petros recognized in the balance sheet, reduced cash and cash equivalents by 20% over the June 30, 2007 figure.

  Value added by the Petrobras System totaled R$ 90,358 million, R$ 52,340 million of which went to government participations and federal, state, and municipal taxes; R$ 10,084 million to suppliers and financial institutions for financial charges, rent and charters; R$ 17,914 million to shareholders; and R$ 10,020 million to salaries, bonuses and benefits.

This document is divided into five topics:

PETROBRAS SYSTEM	Page	PETROBRAS	Page
Financial Performance	04	Financial Statements	35
Operating Performance	09
Financial Statements	22
Appendices	30

PETROBRAS SYSTEM

Comment from the Chief Executive Officer, José Sergio Gabrielli de Azevedo

     Shareholders and investors before making comments on the third quarter 2007 achievements, I would like to highlight the result of the recent evaluation carried out at the Tupi area, located in the Santos Basin’s pre-salt. With a recoverable oil volume estimated at 5 to 8 billion barrels of oil and natural gas, this discovery confirms a historical moment for oil exploration in Brazil. The estimated pre-salt oil potential in the Southern and Southeastern Brazilian basins may rank Brazil among the countries in the world that hold major oil and gas reserves, indicating a promising future for Petrobras and for the Country.

     With regard to the third quarter 2007, it was one of major challenges and achievements. In the first nine months of 2007, we invested R$30,060 million with a view to the future expansion of our oil, natural gas, energy production capacity and to consolidate our market share. This capital expenditure represented a growth of 35% over the same period last year. In the third quarter, Petrobras reported a net income of R$ 5,528 million and R$ 16,459 million for the accumulated nine months of 2007. For our shareholders, the company’s value recently surpassed $ 200 billion, and common and preferred share prices had appreciated 49.28 % and 40.92 % respectively, in the first nine months of the year.

     The total average production of oil, LNG and natural gas in the quarter reached 2,309 thousand bpd, slightly higher than for the same period in 2006. Forecasted growth in production has been affected by some problems of an operational nature such as maintenance downtime at platforms and delays in the commissioning of some production projects. However, we are expecting to begin operations at several units in Brazil that should deliver a further 460 thousand bpd of production capacity during the course of 2008. In this context the following units will be particularly critical: P-52, FPSO Cidade de Vitória and P-54.

     The exploratory advancements made off the Brazilian coast, which suggest a promising horizon for the Company, must be highlighted. In addition to the pre-salt discoveries made in the Santos Basin, in blocks BM-S-9 and BM-S-11, we declared the Xerelete field, in the Campos Basin, as commercial. There, preliminary geological studies indicate the accumulation may reach an in-place volume of nearly 1.4 billion barrels of oil equivalent.

     In the international area, I would like to mention Petrobras’ success in the auctions promoted by the Minerals Management Service (MMS) in the Western Gulf of Mexico where we successfully bid for 34 exploratory blocks in the Lease Sale 204 and subsequently a further 26 in the Lease Sale 205. We are now involved in a total of 338 blocks in the area, of which 200 operated by Petrobras. And in Colombia, we were the winning bidders in four blocks in the Ronda Caribe 2007 auction, in the case of two, RC-06 and RC-07, as operator.

     Another important event during the quarter was the approval of the Petrobras Strategic Plan 2020 and the Business Plan 2008-2012. The Company’s aggressive growth targets were maintained and the challenges in the development in the gas and biofuel markets increased. The Plan maintains the strategy of expanding our business in the oil, oil products, petrochemicals, energy, biofuels and distribution profitably and on the basis of integrated growth and social and environmental responsibility.

     In this context, we have signed a share purchase and sale contract for the acquisition of the entire capital stock of Suzano Petroquímica S.A. In line with its strategic plan, Petrobras has been investing selectively in the Brazilian and Southern Cone petrochemical sector in projects that add value to oil, natural gas and refining flows, operating on an integrated basis. Given the scenario of consolidation in the industry internationally and the integration with the chain of available raw materials, strategically, the outlook is for a highly competitive market with the big players operating on a worldwide scale. The acquisition of these assets will add value to the

PETROBRAS SYSTEM

portfolio of participations in petrochemical businesses as these increasingly contribute to the consolidation of the Southeastern Petrochemical Complex, the integration with new petrochemical projects such as Comperj, and assisting the Brazilian petrochemical sector in becoming more competitive in this new scenario.

     During the quarter, we announced the distribution of interest on own capital on two different occasions for a gross value of R$ 0.50 per common and preferred share with payout to our shareholders scheduled to take place by January 31 and March 31 2008, respectively.

     As part of the process of upgrading the Company’s Complementary Pension Plan Model, making it more attractive, sustainable and an important employee benefit, we have made progress towards the conclusion of renegotiations, approving changes to the Petros Plan’s regulations. The new regulations resulting from the approved changes no longer link benefit readjustments to the sponsors’ salary scales, while making the values of the benefits paid by Petros independent of those paid by the government social security scheme. Members’ benefits will be readjusted by the inflation index adopted by Petros, currently the IPCA. This will result in a considerable improvement in the Plan’s predictability.

     Moody’s Investor Services announced an increase in Petrobras’ and PIFCo’s foreign currency debt rating from Baa2 to Baa1. This upgrading reflects an improvement in the evaluation of Brazil, Petrobras’ principal theater of operations. Taking advantage of this favorable scenario, we concluded a bond issue of the Global Notes type in the international capital markets for US$ 1 billion through our PIFCo subsidiary, maturing on March 1 2018. This issue is in line with Petrobras’ strategies of accessing the long-term capital markets to refinance the prepayment of old debt and to reduce the Company’s cost of capital. The offering was placed with more than 120 investors, the majority dedicated to the fixed income market in investment grade companies.

     For the second time, we have been chosen as a component of the Dow Jones Sustainability World Index (DJSI), the most prestigious sustainability index in the world and used as an analytical parameter by socially and environmentally responsible investors. In addition, we were also winners of the British magazine Petroleum Economist annual award scheme, known as the Petroleum Economist Awards 2007, in the Investor Communications Team of Year 2006 category.

     As to recent events in the Brazilian natural gas market, I would like to point out that Petrobras temporarily limited the supply of gas to the distributors in order to meet commitments under other contracts and the agreement signed by Petrobras with the National Electricity Energy Agency (Aneel) for guaranteeing the generation of electricity from the natural gas-fired plants. We are in the process of finding a solution to this situation whereby the provincial state distributors would be signatories to different types of contract. Under these instruments, a certain quantity of gas could be supplied on an assured basis and a certain amount on a flexible basis, enabling us to plan the supply of this raw material adequately but always with a firm commitment to honor all our assured energy supply contracts with our customers.

     Finally, I would like to reiterate our intention, disposition and technical capability in overcoming the challenges that we face. For us at Petrobras, the results achieved during the quarter are the fruit of work focused on the quality, transparency and diligence with which we have conducted our activities thus consolidating a base for the Company’s sustainable growth.

PETROBRAS SYSTEM	Financial Performance

Net Income and Consolidated Economic Indicators

Petrobras posted a consolidated year-to-date net income of R$16,459 million, 21% lower than in the first nine months of 2006.

R$ million
	Third Quarter					Jan-Sep

2Q-2007	2007	2006	Δ%		2007	2006	Δ%

53.633	56.572	55.846	1	Gross Operating Revenues	160.332	152.247	5
41.798	44.469	43.363	3	Net Operating Revenues	125.161	117.198	7
11.535	10.272	10.303	0	Operating Profit (1)	30.389	33.580	(10)
(1.056)	(1.077)	(674)	60	Financial Result	(3.083)	(1.260)	145
6.800	5.528	7.085	(22)	Net Income	16.459	20.719	(21)
1,55	1,26	1,61	(22)	Net Income per Share	3,75	4,72	(21)
244.659	285.333	190.144	50	Market Value (Parent Company)	285.333	190.144	50

41	39	37	2	Gross Margin (%)	40	42	(2)
28	23	24	(1)	Operating Margin (%)	24	29	(5)
16	12	16	(4)	Net Margin (%)	13	18	(5)
14.190	13.061	12.912	1	EBITDA – R$ million(2)	38.243	40.639	(6)

				Financial and Economic Indicators
68,76	74,87	69,49	8	Brent (US$/bbl)	67,13	66,96	0
1,9831	1,9179	2,1710	(12)	US Dollar Average Price - Sale (R$)	2,0024	2,1831	(8)
1,9262	1,8389	2,1742	(15)	US Dollar Last Price - Sale (R$)	1,8389	2,1742	(15)

(1)	Operating income before financial result, equity balance and taxes.
(2)	Operating income before financial result, equity balance and depreciation/amortization

R$ million
	Third Quarter					Jan-Sep

2Q-2007	2007	2006	Δ%		2007	2006	Δ %

10.376	8.993	9.684	(7)	Operating Income as per Brazilian Corporate Law	26.917	32.067	(16)
1.056	1.077	674	60	(-) Financial Result	3.083	1.260	145
103	202	(55)	(467)	(-) Equity Income Result	389	253	54

11.535	10.272	10.303	-	Operating Profit	30.389	33.580	(10)
2.655	2.789	2.609	7	Depreciation / Amortization	7.854	7.059	11

14.190	13.061	12.912	1	EBITDA	38.243	40.639	(6)

34	29	30	(3)	EBITDA Margin (%)	31	35	(11)

PETROBRAS SYSTEM	Financial Performance

The year-on-year reduction in 9M-2007 consolidated net income reflected the expenses related to the Petros Plan regulation amendments and the impact of the appreciation of the Real on export prices and net dollar-denominated assets. These and other factors are listed below:

• A R$ 700 million growth in gross profit:

. Main Items	Net Revenues	Cost of Goods Sold	Gross Profit

. Domestic Market: - effect of volumes sold	1.809	(959)	850
- effect of prices	(197)	-	(197)
. Intl. Market: - effect of export volumes	3.975	(1.744)	2.231
- effect of export price	(2.521)	-	(2.521)
. Increase in expenses: (*)	-	(385)	(385)
. Extraordinary items: - adjustment to special participations (1)	-	426	426
- expenses with re-injected gas(2)	-	408	408
. Increase in profitability of Distribution Segment	404	(113)	291
. Increase in operations of commercialization abroad	1.260	(1.047)	213
. Decrease in international sales	6.293	(6.306)	(13)
. FX effect on controlled companies abroad	(2.497)	2.031	(466)
. Others	(563)	426	(137)

	7.963	(7.263)	700

(*) Expenses Composition:	Value
- domestic government take	2.138
- third-party services	413
- transportation: maritime and pipelines (3)	(163)
- non-oil products, including alcohol	(330)
- salaries, benefits and charges	(383)
- materials, services and depreciation	(808)
- import of gas, crude oil and oil products(4)	(1.252)

(385)

(1) New ANP interpretation of the deductibility of project finance expenses related to the Marlim field when calculating 2006 special participations.
(2) Adjustment, in 2006, of expenses from gas produced and reinjected in reservoirs in the Solimões, Campos and Espírito Santo Basin.
(3) Expenditures on cabotage, terminals and pipelines.
(4) CIF values.

• An increase in the following expenses:

•
Selling expenses (R$ 252 million) to meet increased export volume (R$ 158 million) and operations abroad (R$ 104 million), R$ 74 million of which in off-shore operations, offset by the reduction in distribution expenditure (R$ 74 million);

PETROBRAS SYSTEM	Financial Performance

•
General and administrative expenses (R$ 791 million) from personnel in Brazil (R$ 265 million) and abroad (R$ 72 million); greater expenditure on third-party services (R$ 242 million), especially IT and consulting services; and new companies abroad (R$ 43 million);

•
Exploration costs (R$ 280 million), related to higher expenditure in Brazil (R$ 84 million) and abroad (R$ 362 million) and the monetary restatement of provisions for abandonment (R$ 49 million), offset by the reduction in the write-off of dry wells in the US and Bolivia in 2007 (R$ 211 million);

•	R&D (R$ 109 million), most of which went to projects in ANP-accredited universities and institutes (R$ 59 million) and personnel (R$ 43 million);

•	The Pension and Health Plan (R$ 598 million), due to the amendments to the Petros Plan regulations;

•
Other operating expenses (R$ 1,817 million), especially from the amendments to the Petros Plan (R$ 1,051 million) and the Collective Bargaining Agreements (R$ 287 million); contractual charges related to natural gas and electricity supply (R$ 263 million); and the addition to the provisions for legal contingencies (R$ 125 million), offset by the recovery of ICMS tax credits (R$ 101 million), pursuant to the agreement with the Ceará State Finance Department.

• A negative impact of R$ 1,823 million on the net financial result, due to:

•	The appreciation of the Real and the increase in dollar credit exposure, especially in operations between Petrobras and its overseas subsidiaries (R$ 2,566 million);

•
Part of this impact was offset by the reduction in financial expenses (R$ 742 million), reflecting the restructuring of the debt profile and increased financing for ongoing projects, resulting in higher interest capitalization.

• Recognition of exchange losses from the conversion of foreign subsidiaries’ shareholders equity (R$ 137 million), reflected in the Special Participations result.

PETROBRAS SYSTEM	Financial Performance

Net income for the 3Q-2007 totaled R$ 5,528 million,19% down on the R$ 6,800 million declared in the 2Q-2007, due to the expenses related to the Petros Plan regulation amendments and oil product imports. These and other factors are listed below:

• R$ 104 million reduction in gross profit:

Changes 3Q-2007 X 2Q-2007 MAIN INFLUENCES
	R$ million

Main Items	Net Revenues	Cost of Goods Sold	Gross Profit

. Domestic Market: - effect of volumes sold	1.123	(709)	414
- effect of prices	473	-	473
. Intl. Market: - effect of export volumes	626	(294)	332
- effect of export price	372	-	372
. Increase in expenses: (*)	-	(1.281)	(1.281)
. Increase in profitability of Distribution Segment	216	(138)	78
. Decrease in operations of commercialization abroad	654	(1.001)	(347)
. Decrease in international sales	169	(434)	(265)
. FX effect on controlled companies abroad	(888)	1.198	310
. Others	(74)	(116)	(190)

	2.671	(2.775)	(104)

(*) Expenses Composition:	Value
- materials, services and depreciation	457
- third-party services	133
- salaries, benefits and charges	85
- transportation: maritime and pipelines (1)	(5)
- domestic government take	(65)
- non-oil products, including alcohol	(80)
- import of gas, crude oil and oil products(2)	(1.806)

(1.281)

(1)	Expenditures on cabotage, terminals and pipelines.
(2)	CIF value.

• Growth in operating expenses, due to:

•	Selling expenses (R$ 192 million) thanks to higher sales volume;

•	The Pension and Health Plan (R$ 695 million) due to the commitments related to the Reciprocal Obligation Agreement (R$ 697 million).

PETROBRAS SYSTEM	Operating Performance

Physical Indicators

	Third Quarter				Jan-Sep

2Q-2007	2007	2006	Δ %		2007	2006	Δ %

Exploration & Production - Thousand bpd/day
				Domestic Production
1.789	1.797	1.779	1	Oil and LNG	1.796	1.763	2
269	271	276	(2)	Natural Gas (1)	271	276	(2)
2.058	2.068	2.055	1	Total	2.067	2.039	1
				Consolidated - International Production
117	111	124	(10)	Oil and LNG	113	135	(16)
112	114	105	9	Natural Gas (1)	110	100	10
229	225	229	(2)	Total	223	235	(5)
16	16	17		Non Consolidated - Internacional Production (2)	16	11

245	241	246	(2)	Total International Production	239	246	(3)

2.303	2.309	2.301	-	Total production	2.306	2.285	1

(1)Does not include liquified gas and includes re-injected gas
(2) Non consolidated companies in Venezuela.
Refining, Transport and Supply - Thousand bpd
410	412	373	10	Crude oil imports	387	357	8
159	201	137	47	Oil products imports	153	114	34

569	613	510	20	Import of crude oil and oil products	540	471	15

321	392	355	10	Crude oil exports	364	295	23
271	278	221	26	Oil products exports	265	257	3

592	670	576	16	Export of crude oil and oil products (3)	629	552	14

23	57	66	(14)	Net exports (imports) crude oil and oil products	89	81	10

157	180	170	6	Import of gas and others	161	156	3
3	8 (3)	6	33	Other exports	4(3)	5	(20)
2.074	2.027	1.849	10	Output of oil products	2.046	1.888	8
1.796	1.806	1.753	3	• Brazil	1.794	1.786	-
278(4)	221	96	130	• International	252	102	147
2.227	2.167	2.115	2	Primary Processed Installed Capacity	2.167	2.115	2
1.986	1.986	1.986	-	• Brazil(5)	1.986	1.986	-
241(4)	181	129	40	• International	181	129	40
				Use of Installed Capacity (%)
89	91	89	2	• Brazil	90	90	-
85(4)	93	74	19	• International	85	79	6
78	78	79	(1)	Domestic crude as % of total feedstock processed	78	80	(2)

(3)	Volumes of oil and oil products exports include ongoing exports.
(4)	Change due to the consolidation of the Bolivia refinery data, through 06/25/07 (the sale date).
(5)	As per ownership recognized by the ANP.

Sales Volume - Thousand bpd
1.709	1.765	1.726	2	Total Oil Products	1.706	1.669	2
51	63	55	15	Alcohol, Nitrogens and others	57	43	33
234	258	250	3	Natural Gas	239	240	-

1.994	2.086	2.031	3	Total domestic market	2.002	1.952	3
595	676	582	16	Exports	632	557	13
619	592	509	16	International Sales	622	468	33

1.214	1.268	1.091	16	Total international market	1.254	1.025	22

3.208	3.354	3.122	7	Total	3.256	2.977	9

PETROBRAS SYSTEM	Operational Performance

Price and Cost Indicators

Third Quarter					Jan-Sep

2Q-2007	2007	2006	Δ %		2007	2006	Δ %

Average Oil Products Realization Prices
155,44	155,97	157,31	(1)	Domestic Market (R$/bbl)	154,21	155,27	(1)

Average sales price - US$ per bbl
				Brazil
57,04	64,42	58,69	10	Crude Oil (US$/bbl) (6)	56,52	56,88	(1)
36,16	36,98	15,70	136	Natural Gas (US$/bbl) (7)	35,25	15,62	126
				International
46,92(8)	54,12	48,29	12	Crude Oil (US$/bbl)	47,59	44,32	7
16,82(8)	16,06	13,72	17	Natural Gas (US$/bbl)	15,76	12,55	26

(6) Average of the exports and the internal transfer prices from E&P to Supply.
(7) Internal transfer prices from E&P to Gas & Energy. The increase in the 1Q07 due to new methodology that takes in consideration the international natural gas prices as one of the variables.
(8) Revision of the volumes in Bolivia derived from the new operation agreements.

Costs - US$/barrel
				Lifting cost:
				• Brazil
7,33	7,65	6,64	15	• • without government participation	7,40	6,36	16
17,95	20,13	18,08	11	• • with government participation (9)	18,12	17,66	3
4,19	4,20	3,11	35	• International	4,10	3,05	34
				Refining cost
2,69	2,55	2,48	3	• Brazil (10)	2,59	2,15	20
2,83(4)	3,34	1,57	113	• International	2,83	1,49	90
552	647	493	31	Corporate Overhead (US$ million) Parent Company (10)	1.729	1.339	29

Costs - US$/barrel

				Lifting cost
				• Brazil
14,45	14,66	14,26	3	• • without government participation	14,77	13,76	7
35,03	37,92	39,60	(4)	• • with government participation (9)	35,71	38,33	(7)
				Refining cost
5,31	4,91	5,39	(9)	• Brazil (10)	5,19	4,70	10

(9) Lifting costs with government take had its historical data adjusted, as already informed at the 4Q06 Report.
(10) The company, in order to achieve higher indicators aderence to it managilial and operational models, revised the definitions of these indicators, recalculating previous period, as already informed at the 4Q06 Report.

PETROBRAS SYSTEM	Operational Performance

Exploration and Production – thousand barrels/day

Year-to-date domestic oil and NGL production increased by 2% (33 thousand barrels/day) over the 9M-2006 due to the operational start-up of the platforms P-50 (East Albacora), FPSO-Capixaba (Golfinho), P-34 (Jubarte), and FPSO-Cidade do Rio de Janeiro (Espadarte) which jointly added around 200 thousand barrels/day, more than offsetting the natural decline in production.

Third-quarter domestic oil and NGL production remained virtually flat over the 2Q-2007.

Year-to-date consolidated international oil production fell 16% over the 9M-2006, due to the exclusion of Venezuelan output as of April/06.

Third-quarter consolidated international oil output dropped 5% over the 2Q-2007, due to storm-driven production stoppages in the United States.

PETROBRAS SYSTEM	Operational Performance

Refining, Transportation and Supply – thousand barrels/day

The year-to-date volume of processed crude in domestic refineries (primary processing) edged up by 1% over the 9M-2006. Despite the higher number of programmed stoppages in the refineries, the new Refap converters, which started up in the 3Q-2006, allowed this volume to move up. The refineries were also more operationally reliable.

Domestic processed crude in the 3Q-2007 also inched up by 1% over the previous quarter, chiefly due to the lower number of scheduled maintenance stoppages.

In the first nine months, processed crude in the overseas refineries (primary processing) jumped by 93% year-on-year, due to the inclusion of the Pasadena refinery (USA) as of October/06 and the upturn in Argentinean refining capacity, offset by the sale of the Bolivian refineries in June/07.

In relation to the previous quarter, total processed throughput in the overseas refineries dropped by 18%, thanks to the above-mentioned sale of the Bolivian refineries.

Costs

Lifting Cost (US$/barrel)

The year-to-date unit lifting cost in Brazil, excluding government participations, increased by 16% in relation to the first nine months of 2006. Excluding the impact of the appreciation of the Real, the unit lifting cost climbed by 10%, pushed by higher operating expenses due to the heating up of the industry and the increase in the workforce needed to operate new projects.

In comparison with the 2Q-2007, the third-quarter unit domestic lifting cost, excluding government participations, climbed by 4%. Excluding the effects of the period appreciation of the Real, the unit lifting cost would have increased by 2%, mainly due to greater use of services and support vessels related to well maintenance.

PETROBRAS SYSTEM	Operational Performance

Including government participations, the year-to-date lifting cost recorded a 3% year-on-year increase. Excluding the impact of the appreciation of the Real, the unit lifting cost dipped by 0.4% .

Including government participations, the domestic unit lifting cost in the third quarter rose by 12% over the 2Q-2007, due to the upturn in the domestic oil reference price.

The year-to-date international unit lifting cost climbed 34% over the 9M-2006, due to higher oil industry costs, the return to normal operations, which had been jeopardized by the partial production stoppage in 2006; the operational start-up of the Cottonwood field in February/07, with its greater average costs; and maintenance services and the recovery of mature wells in Angola.

Compared to the 2Q-2007, the third-quarter international unit lifting cost remained virtually flat.

PETROBRAS SYSTEM	Operational Performance

Refining Costs (US$/Barrel)

Domestic unit refining costs moved up 20% year-on-year in the first nine months of 2007 due to increased operating expenses, linked to higher quality products, plus environmental and market demands, as well as the increased number of scheduled maintenance stoppages. Excluding the impact of the appreciation of the Real on Real-denominated refining costs, these costs would have climbed by 12%.

In the third quarter, the domestic unit refining cost fell 5% over the 2Q-2007, reflecting the reduction in programmed stoppages and the increase in processed crude.

Average unit international refining costs climbed 90% year-on-year in the first nine months, due to the inclusion of the Pasadena refinery (USA).

In quarter-over-quarter terms, average unit international refining costs increased by 18% in the 3Q-2007 due to scheduled and unscheduled stoppages in the USA and the sale of the Bolivian refineries.

PETROBRAS SYSTEM	Operational Performance

Corporate Overhead – Parent Company (US$ million)

In comparison with the same period in 2006, year-to-date corporate overhead climbed by 29%. If we exclude the impact of the appreciation of the Real, overhead rose by 18%. This increase reflected the growth in the Company’s activities, reflected in higher personnel costs, due to the bigger workforce, as well as expenses from third-party services.

In the third quarter, corporate overhead grew by 17% over the 2Q-2007, primarily due to higher expenses from personnel and materials, as well as the impact of the 3Q-2007 appreciation of the Real.

Sales Volume – thousand barrels/day

Domestic sales volume in the first nine months moved up 3% year-on-year, led by diesel, LPG, aviation fuel and fuel oil, reflecting population growth, higher earnings among the less favored income groups, increased demand from the manufacturing industry and the expansion of tourism, in turn leveraged by the appreciation of the Real against the dollar.

Export volume rose by 13%, thanks to increased production and the reduced share of domestic crude oil in total processed throughput.

International sales volume climbed by 33% due to the inclusion of the PRSI Trading and the Pasadena refinery, as of October/06, the distributors acquired from Shell in Paraguay, Uruguay and Colombia, and offshore operations, all of which aimed at capturing opportunities abroad. This was partially offset by the elimination of operations in Venezuela and the sale of the Bolivian refinery.

Third-quarter oil product sales moved up 3% year-on-year, led by diesel whose sales were pushed by the upturn in agricultural activity.

Natural gas sales increased 10% over the 2Q-2007, due to higher consumption of gas as an industrial fuel, replacing fuel oil.

Period exports climbed by 14%, due to the shipment of national oil stocks, some of which formed in the 2Q-2007, due to the difficulty in processing new streams of oil with higher acidity.

PETROBRAS SYSTEM	Operational Performance

Result by Business Area R$ million (1) (3)
Third Quarter					Jan-Sep

2Q-2007	2007	2006	Δ %		2007	2006	Δ %

6.416	7.256	6.425	13	EXPLORATION & PRODUCTION	18.756	20.098	(7)
2.231	1.264	1.000	26	SUPPLY	5.631	4.632	22
(215)	(364)	(582)	(37)	GAS AND ENERGY	(895)	(882)	1
215	269	160	68	DISTRIBUTION	673	455	48
235	(58)	106	(155)	INTERNATIONAL (2)	(83)	597	(114)
(1.745)	(2.462)	(359)	586	CORPORATE	(6.798)	(3.343)	(103)
(337)	(377)	335	(213)	ELIMINATIONS	(825)	(838)	(2)

6.800	5.528	7.085	(22)	CONSOLIDATED NET INCOME	16.459	20.719	(21)

(1) Comments on the results by business area begin on page 16 and their respective financial statements on page 26.

(2) In the international business segment, given that all operations are executed abroad, comparisons between the periods are influenced by foreign exchange variations in dollars or in the currency of those countries in which the companies in question are headquartered. As a result, there may be substantial variations in Reais, primarily arising from and reflecting changes in the exchange rate.

(3) Expenses from the creation of new jobs by Petrobras are now allocated in accordance with each employee’s area of activity and are no longer allocated in their entirety to corporate administrative expenses. In order to facilitate comparisons between the periods, we have adapted the previous financial statements to the new criteria.

PETROBRAS SYSTEM	Operational Performance

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being transferred to other Company areas.

The main criteria used to report results per business area are as follows:

a) Net operating revenues: revenues from sales to external clients, plus intra-Company sales and transfers, using internal transfer prices established between the various areas as a benchmark, with assessment methodologies based on market parameters;

b) Operating income: net operating revenues, plus the cost of goods and services sold, which are reported per business area considering the internal transfer price and other operating costs for each area, plus the operating expenses effectively incurred by each area;

c) The entire financial result is allocated to the corporate group;

d) Assets: refers to the assets as identified by each area. Equity accounts of a financial nature are allocated to the corporate group.

Year-to-date net income from Exploration and Production totaled R$ 18,756 million, 7% down on the first nine months of 2006 (R$ 20,098 million), due to the following factors:

• The R$ 1,576 million reduction in gross profit, due to the decline in average domestic oil prices in Reais due to the appreciation of the Real against the US dollar, partially offset by the 2% upturn in oil and NGL output, the reduction in government participations and higher average transfer prices for natural gas;

• Expenses of R$ 220 million, comprising financial incentives to pension plan participants in exchange for accepting the amendments to the plan’s regulations.

The spread between the average domestic oil sale/transfer price and the average Brent widened from US$ 10.08/bbl in the first nine months of 2006, to US$ 10.61/bbl in the 9M-2007.

In comparison with the previous quarter, 3Q-2007 net income moved up 13% due to higher average domestic oil prices and the 2% increase in the volume of oil and NGL transferred to the domestic and export markets.

The spread between the average domestic oil sale/transfer price and the average Brent price fell from US$ 11.72/bbl in the 2Q-2007 to US$ 10.45/bbl in the 3Q-2007.

PETROBRAS SYSTEM	Operational Performance

The Supply segment recorded year-to-date net income of R$ 5,631 million, 22% up on the R$ 4,632 million recorded in the first nine months of 2006, reflecting increased sales volume and the reduction in average costs in Reais associated with oil acquisitions and oil product imports, due to the 8% appreciation of the Real against the dollar.

These effects were partially offset by the following factors:

• The 1% reduction in the average oil products sale price.

• Increased oil products import volume;

• Higher refining costs;

• Higher selling and general and administrative expenses, chiefly due to the upturn in sales volume, and increased personnel and third-party service expenses.

In comparison with the 2Q-2007, third-quarter net income fell by 43%, pulled down by increased expenditure on oil acquisitions and oil product imports, given higher international oil prices and the greater volume of diesel needed to meet growing domestic demand. These effects were partially offset by the upturn in oil product sales volume, the increase in the average oil product sale price and the sale, in the 3Q-2007, of inventories acquired at a lower cost.

Gas and Energy recorded a year-to-date loss of R$ 895 million, very close to the R$ 882 million loss recorded in the first nine months of last year). The improvement in the energy sales margin due to the lower electricity acquisition cost and energy exports to Argentina, was offset by the increase in the average domestic natural gas transfer cost, the reduction in gas sales volume and the rise in the inter-company gas pipeline operation and maintenance fee, as well as the payment of contractual charges related to gas and electricity supply (R$ 263 million).

The 3Q-2007 result was a net loss of R$ 364 million (versus a loss of R$ 215 million in the 2Q-2007), due to:

• The payment of contractual charges related to gas and electricity supply (R$ 263 million);

• The increase in the inter-company gas pipeline operation and maintenance fee.

PETROBRAS SYSTEM	Operational Performance

These effects were partially offset by higher electricity sales margins due to energy exports to Argentina, the increase in the average sales price and volume of natural gas.

The Distribution segment posted a year-to-date net income of R$ 673 million, 48% more than the R$ 455 million declared in the 9M-2006, pushed by the 12% upturn in sales volume and the reduction in selling expenses.

The segment recorded a 34.5% share of the national fuel distribution market (in line with the new criterion which reviewed the volume of the ethanol market) versus 31.9% in the first nine months of 2006 (33.1% according to the previous criterion).

In the third quarter, net income moved up 25% over the 2Q-2007 due to the 9% upturn in sales volume, partially offset by the increase in selling expenses.

The segment’s period share of the fuel distribution market increased from 34.2%, in the 2Q-2007, to 35.2% .

The International segment recorded a year-to-date loss of R$ 83 million, versus a 9M-2006 net income of R$ 597 million.

This reversal was caused by:

• The R$ 460 million decrease in gross profit due to the impact of the 15% appreciation of the Real against the US dollar on the financial statement currency conversion process;

• The R$ 161 million increase in prospecting and drilling expenses due to heightened activity in Turkey, Angola, Iran, the United States, Libya and Venezuela, attenuated by reduced write-offs of dry wells.

• The R$ 142 million increase in selling and general and administrative expenses, due to the expansion of international operations, corporate acquisitions, the constitution of new firms and other ongoing projects.

These effects were partially offset by capital gains of R$ 88 million from the sale of the Bolivian refineries and the Hydroneuquen plant in Pesa-Argentina.

PETROBRAS SYSTEM	Operational Performance

The International segment posted a 3Q-2007 net loss of R$ 58 million, versus net income of R$ 235 million in the 2Q-2007. This reversal was due to i) reduced results from the USA, thanks to lower sales volume and narrower refining margins (R$ 213 million) and the decrease in the E&P segment (R$ 43 million) due to production stoppages caused by storms and pipeline maintenance; and ii) capital gains from the sale of the Bolivian refineries (R$ 68 million).

These effects were partially offset by the R$ 78 million reduction in exploratory costs in Nigeria and Turkey.

Year-to-date Corporate activities generated a loss of R$ 6,798 million, versus a loss of R$ 3,343 million in the 9M-2006, as a result of:

• Expenses of R$ 642 million from the financial incentive to pension plan participants in exchange for their acceptance of the amended plan

• The R$ 1,823 million increase in net financial expenses, as detailed on page 6

• The R$ 598 million upturn in expenses from the pension and health plan due to the amendments to the Petros Plan regulations;

• The R$ 418 million increase in general and administrative expenses resulting from higher third-party services and personnel expenses, the latter due to the expansion of the workforce in 2006 and the collective bargaining agreement

In the 3Q-2007, Corporate activities generated a loss of R$ 2,462 million, versus a loss of R$ 1,745 million in the previous quarter, due to the increase of R$ 695 million in expenses from the pension and health plan due to the amendments to the Petros Plan regulations.

PETROBRAS SYSTEM	Operational Performance

Consolidated Debt

	R$ million

	09.30.2007	06.30.2007	Δ %
Short-term Debt (1)	10.519	10.720	(2)
Long-term Debt (1)	28.230	29.100	(3)

Total	38.749	39.820	(3)
Net Debt (2)	24.533	21.966	12
Net Debt/(Net Debt + Shareholder's Equity) (1)	18%	17%	1
Total Net Liabilities (1) (3)	204.511	195.012	5
Capital Structure
(third parties net / total liabilities net)	46%	45%	1

(1)	Includes debt from leasing contracts (R$ 1.632 million on September 30, 2007 and R$ 1,980 million on June 30, 2007).
(2)	Total debt less cash and cash equivalents.
(3)	Total liabilities net of cash/financial investments..

The net debt of the Petrobras System R$ 24,533 million on September 30, 2007, 12% up on June 30, 2007 (R$ 21,966 million), chiefly due to the reduction in cash investments in long-term securities (R$ 2,909 million).

The level of indebtedness, measured by the net debt/EBITDA ratio increased from 0.44, on June 30, 2007, to 0.48 on September 30, 2007. The portion of the capital structure represented by third parties was 46%, 1 percentage point up on June 30, 2007.

Total Gross Debt
09.30.2007
Leasing CP
1%
Short Term
Financing
26%
Long Term
Financing
70%
Leasing LP
3%
by index
Up to 6%
25%
From 6 to
8%
42%
Others
3%
11%
19%
From 10 to
12%
From 8 to
10%
by currency
Dollar
74%
Yen
4%
Others
4%
Reais
18%
by category
"Notes"
27%
Debentures
14%
BNDES
10%
Others
6%
Financial
Institutions
43%
by index type
Fixed
45%
55%
Floating
by maturity
2009
27%
2008
5%
15%
2010
9%
2011
33%
After
2012
11%
2012
Gross Debt - R$ million
38.749
24.533
14.216
39.820
21.966
17.854
Net Debt
Cash/ Cash Equivalents
09.30.2007
06.30.2007

PETROBRAS SYSTEM	Operational Performance

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds or by structuring ventures with strategic partners. On September 30, 2007, total investments amounted to R$ 30.606 million, 35% up on the total on September 30, 2006.

R$ million
			Jan-Sep
	2007	%	2006	%	Δ %
• Own Investments	26.060	85	20.264	90	29

Exploration & Production	14.295	47	11.404	51	25
Supply	4.607	15	2.800	13	65
Gas and Energy	1.057	3	1.203	5	(12)
International	4.867	16	3.923	17	24
Distribution	702	2	477	2	47
Corporate	532	2	457	2	16

• Special Purpose Companies (SPCs)	4.205	14	2.072	9	103

• Ventures under Negotiation	341	1	300	1	14

• Structured Projects	-	-	1	-	-

Total Investments	30.606	100	22.637	100	35

R$ million
			Jan-Sep
	2007	%	2006	%	Δ %
International
Exploration & Production	4.330	89	2.355	60	84
Supply	295	6	1.043	27	(72)
Gas and Energy	85	2	59	1	44
Distribution	40	1	38	1	5
Others	117	2	428	11	(73)

Total Investments	4.867	100	3.923	100	24

R$ million
			Jan-Sep
	2007	%	2006	%	Δ %
Projects Developed by SPCs
Malhas	699	17	424	20	65
Gasene	969	23	459	22	-
Marlim Leste	766	18	682	33	12
PDET Off Shore	555	13	65	3	754
CDMPI	455	11	104	5	-
Mexilhão	387	9	3	-	-
Amazônia	374	9	248	12	51
Barracuda and Caratinga	-	-	57	3	-
EVM	-	-	30	2	-

Total Investments	4.205	100	2.072	100	103

In line with its strategic objectives, Petrobras acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. Currently the Company is a member of 85 consortiums. These ventures will require total investments of around US 7,751 million by the end of the current year.

PETROBRAS SYSTEM	Financial Statements

Income Statement – Consolidated

R$ million
	Third Quarter			Jan-Sep

2Q-2007	2007	2006		2007	2006

53.633	56.572	55.846	Gross Operating Revenues	160.332	152.247
(11.835)	(12.103)	(12.483)	Sales Deductions	(35.171)	(35.049)

41.798	44.469	43.363	Net Operating Revenues	125.161	117.198
(24.489)	(27.264)	(27.112)	Cost of Goods Sold	(75.445)	(68.182)

17.309	17.205	16.251	Gross profit	49.716	49.016
			Operating Expenses
(1.443)	(1.635)	(1.546)	Sales	(4.493)	(4.241)
(1.498)	(1.555)	(1.356)	General and Administratives	(4.598)	(3.807)
(391)	(453)	(531)	Exploratory Costs	(1.499)	(1.219)
(428)	(410)	(373)	Research & Development	(1.220)	(1.111)
(323)	(329)	(262)	Taxes	(951)	(907)
(452)	(1.147)	(484)	Pension and Health Plan	(2.052)	(1.454)
(1.239)	(1.404)	(1.396)	Others	(4.514)	(2.697)

(5.774)	(6.933)	(5.948)		(19.327)	(15.436)

			Net Financial Expenses
478	543	719	Income	1.690	1.691
(768)	(721)	(1.297)	Expenses	(2.372)	(3.116)
(2.848)	(2.381)	(28)	Monetary & FX Correction - Assets	(7.099)	(1.601)
2.082	1.482	(68)	Monetary & FX Correction - Liabilities	4.698	1.766

(1.056)	(1.077)	(674)		(3.083)	(1.260)

(6.830)	(8.010)	(6.622)		(22.410)	(16.696)
(103)	(202)	55	Participation in Equity Income	(389)	(253)

10.376	8.993	9.684	Operating Profit	26.917	32.067
24	(139)	(38)	Non-operating Income (Expenses)	(88)	(102)
(3.168)	(2.779)	(2.262)	Income Tax & Social Contribution	(8.915)	(9.995)
(432)	(547)	(299)	Minority Interest	(1.455)	(1.251)

6.800	5.528	7.085	Net Income	16.459	20.719

Part of the expenses associated with idle thermoelectric plants were allocated to COGS, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independently of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and is no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

PETROBRAS SYSTEM	Financial Statements

Balance Sheet – Consolidated

Assets	R$ million
	09.30.2007	06.30.2007

Current Assets	54.101	57.592

Cash and Cash Equivalents	14.216	17.854
Accounts Receivable	11.738	11.779
Inventories	17.373	16.965
Marketable Securities	638	640
Taxes Recoverable	7.416	7.730
Others	2.720	2.624

Non-current Assets	162.994	153.293

Long-term Assets	21.440	17.724

Petroleum & Alcohol Account	796	793
Advances to Suppliers	862	906
Marketable Securities	3.735	585
Deferred Taxes and Social Contribution	7.959	7.359
Advance for Pension Plan	1.301	1.269
Prepaid Expenses	1.614	1.745
Accounts Receivable	2.182	2.086
Deposits - Legal Matters	1.820	1.697
Others	1.171	1.284

Investments	4.732	4.815
Fixed Assets	129.234	123.009
Intangible	5.332	5.489
Deferred	2.256	2.256

Total Assets	217.095	210.885

Liabilities	R$ million
	09.30.2007	06.30.2007

Current Liabilities	41.921	40.608

Short-term Debt	10.019	10.254
Suppliers	11.478	11.892
Taxes and Social Contribution Payable	8.785	9.089
Project Finance	173	62
Pension Plan Obligations	442	430
Dividends	4.387	2.194
Salaries, Benefits and Charges	1.926	1.634
Others	4.711	5.053
Non Current Liabilities	56.530	55.385

Long-term Debt	27.099	27.586
Pension Plan Obligations	4.272	3.442
Health Care Benefits	9.406	9.082
Deferred Taxes and Social Contribution	10.278	9.731
Others	5.475	5.544
Deferred Income	1.106	1.202
Minority interest	6.717	6.411
Shareholders’ Equity	110.821	107.279

Capital Stock	52.644	52.644
Reserves / Net Income	58.177	54.635

Total Liabilities	217.095	210.885

In line with international accounting practices, CVM Resolution No. 488 approved Proclamation NPC 27 of the Institute of Independent Auditors of Brazil (IBRACON), which establishes new standards for the presentation and publication of financial statements. According to this proclamation, assets must be classified as “Current” and “Non-current”, the latter further divided into long-term, investments, fixed assets, intangible assets and deferred assets. Liabilities must be classified as “Current” and “Non-current”.

PETROBRAS SYSTEM	Financial Statements

Statement of Cash Flow - Consolidated

R$ million
	Third Quarter			Jan-Sep

2Q-2007	2007	2006		2007	2006

6.800	5.528	7.085	Net Income	16.459	20.719
6.749	986	3.120	(+) Adjustments	11.098	10.162

2.655	2.789	2.609	Depreciation & Amortization	7.854	7.059
(548)	(351)	761	Charges on Financing and Connected Companies	(1.575)	337
432	547	299	Minority interest	1.455	1.251
103	202	(55)	Result of Equity Income	389	253
2.129	1.597	(194)	Foreign Exchange on Fixed Assets	5.477	2.571
(617)	1.013	(1.141)	Deferred Income Tax and Social Contribution	502	(541)
(1.900)	(318)	725	Inventory Variation	(1.342)	(2.985)
2.169	(417)	569	Supplier Variation	(143)	1.936
524	1.166	604	Pension and Health Plan Variation	2.238	1.830
200	(3.148)	281	Marketable Securities	(2.984)	556
1.602	(2.094)	(1.338)	Others	(773)	(2.105)
13.549	6.514	10.205	(=) Net Cash Generated by Operating Activities	27.557	30.881
(10.601)	(9.780)	(8.337)	(-) Cash used for Cap.Expend.	(28.333)	(20.998)

(5.022)	5.672	(4.343)	Investment in E&P	(15.057)	(12.114)
(2.419)	(1.715)	(1.262)	Investment in Refining & Transport	(5.236)	(2.904)
(1.717)	(763)	(470)	Investment in Gas and Energy	(3.185)	(1.095)
(54)	(198)	(137)	Investment in Distribution	(356)	(401)
(1.316)	(1.070)	(1.811)	Investment in International Segment	(3.911)	(3.737)
65	(67)	24	Dividends	83	78
(138)	(295)	(338)	Other investments	(671)	(825)

2.948	(3.266)	1.868	(=) Free cash flow	(776)	9.883
(5.557)	(372)	(62)	(-) Cash used in Financing Activities	(12.837)	(8.781)
(3.958)	(371)	(60)	Financing	(5.364)	(2.031)
(1.599)	(1)	(2)	Dividends	(7.473)	(6.750)
(2.609)	(3.638)	1.806	(=) Net cash generated in the period	(13.613)	1.102

20.463	17.854	22.713	Cash at the Beginning of Period	27.829	23.417
17.854	14.216	24.519	Cash at the End of Period	14.216	24.519

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS SYSTEM	Financial Statements

Statement of Value Added – Consolidated

	R$ million
	Jan-Sep
	2007	2006
Description
Sales of Products and Services and Non-Operating Revenues*	161.768	153.098
Raw Materials Used	(19.575)	(17.889)
Products for Resale	(27.050)	(21.777)
Materials, Energy, Services & Other	(18.616)	(15.438)

Added Value Generated	96.527	97.994

Depreciation & Amortization	(7.854)	(7.059)
Participation in Equity Income, Goodwill & Negative Goodwill	(390)	(253)
Financial Result	1.690	1.856
Rent and Royalties	385	417

Total Distributable Added Value	90.358	92.955

Distribution of Added Value
Personnel
Salaries, Benefits and Charges	10.020	7.610

	10.020	7.610

Government Entities
Taxes, Fees and Contributions	41.148	41.903
Government Take	11.192	13.123

	52.340	55.026

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Changes	4.773	3.115
Rent and Freight Expenses	5.311	5.234

	10.084	8.349

Shareholders
Minority Interest	1.455	1.251
Dividends/Interest on Own Capital	4.387	4.387
Retained Earnings	12.072	16.332

	17.914	21.970

Distributed Added Value	90.358	92.955

* Net of Provisions for Doubtful Debts.

PETROBRAS SYSTEM	Financial Statements

Consolidated Result by Business Area - Jan-Sep/2007

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS

Net Operating Revenues	57.720	97.370	7.252	32.758	14.151	-	(84.090)	125.161

Intersegments	53.839	26.559	1.686	550	1.456	-	(84.090)	-
Third Parties	3.881	70.811	5.566	32.208	12.695	-	-	125.161
Cost of Goods Sold	(25.341)	(85.000)	(6.420)	(29.655)	(11.709)	-	82.680	(75.445)

Gross Profit	32.379	12.370	832	3.103	2.442	-	(1.410)	49.716
Operating Expenses	(2.863)	(3.922)	(1.734)	(2.058)	(1.869)	(7.039)	158	(19.327)
Sales, General & Administrative	(473)	(3.026)	(745)	(1.772)	(1.052)	(2.180)	157	(9.091)
Taxes	(31)	(111)	(75)	(132)	(102)	(500)	-	(951)
Exploratory Costs	(826)	-	-	-	(673)	-	-	(1.499)
Research & Development	(606)	(231)	(133)	(8)	(3)	(239)	-	(1.220)
Health and Pension Plans	-	-	-	-	-	(2.052)	-	(2.052)
Others	(927)	(554)	(781)	(146)	(39)	(2.068)	1	(4.514)

Operating Profit (Loss)	29.516	8.448	(902)	1.045	573	(7.039)	(1.252)	30.389
Interest Income (Expenses)	-	-	-	-	-	(3.083)	-	(3.083)
Equity Income	-	82	29	(12)	(19)	(470)	-	(390)
Non-operating Income (Expenses)	(192)	2	2	(7)	85	23	-	(87)

Income (Loss) Before Taxes and Minority
Interests	29.324	8.532	(871)	1.026	639	10.569	(1.252)	26.829
Income Tax & Social Contribution	(9.970)	(2.873)	306	(353)	(412)	3.960	427	(8.915)
Minority Interests	(598)	(28)	(330)	-	(310)	(189)	-	(1.455)

Net Income (Loss)	18.756	5.631	(895)	673	(83)	(6.798)	(825)	16.459

Consolidated Result by Business Area - Jan-Sep/2006

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	59.772	94.303	7.112	29.904	9.291	-	(83.184)	117.198

Intersegments	54.676	23.840	2.122	460	2.086	-	(83.184)	-
Third Parties	5.096	70.463	4.990	29.444	7.205	-	-	117.198
Cost of Goods Sold	(25.817)	(84.321)	(6.384)	(27.092)	(6.389)	-	81.821	(68.182)

Gross Profit	33.955	9.982	728	2.812	2.902	-	(1.363)	49.016
Operating Expenses	(2.332)	(3.047)	(1.484)	(2.121)	(1.567)	(4.976)	91	(15.436)
Sales, General & Administrative	(710)	(2.346)	(555)	(1.827)	(910)	(1.762)	62	(8.048)
Taxes	(36)	(133)	(72)	(127)	(114)	(425)	-	(907)
Exploratory Costs	(707)	-	-	-	(512)	-	-	(1.219)
Research & Development	(545)	(212)	(106)	(8)	(3)	(237)	-	(1.111)
Health and Pension Plan	-	-	-	-	-	(1.454)	-	(1.454)
Others	(334)	(356)	(751)	(159)	(28)	(1.098)	29	(2.697)

Operating Profit (Loss)	31.623	6.935	(756)	691	1.335	(4.976)	(1.272)	33.580
Interest Income (Expenses)	-	-	-	-	-	(1.260)	-	(1.260)
Equity Income	-	82	(34)	(11)	65	(355)	-	(253)
Non-operating Income (Expense)	(141)	(28)	(8)	15	(16)	76	-	(102)

Income (Loss) Before Taxes and Minority	31.482	6.989	(798)	695	1.384	(6.515)	(1.272)	31.965
Interests
Income Tax & Social Contribution	(10.704)	(2.348)	260	(240)	(480)	3.083	434	(9.995)
Minority Interests	(680)	(9)	(344)	-	(307)	89	-	(1.251)

Net Income (Loss)	20.098	4.632	(882)	455	597	(3.343)	(838)	20.719

Part of the expenses associated with idle thermoelectric plants were allocated to COGS, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independently of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and is no longer wholly allocated to corporate administrative expenses. In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

PETROBRAS SYSTEM	Financial Statements

EBITDA(1) Consolidated Statement by Business Area - Jan-Sep/2007

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Operating Profit (Loss)	29.516	8.448	(902)	1.045	573	(7.039)	(1.252)	30.389
Depreciation & Amortization	4.505	1.359	565	219	922	284	-	7.854

EBITDA (1)	34.021	9.807	(337)	1.264	1.495	(6.755)	(1.252)	38.243

(1) Operating income before the financial results and equity income, excluding the effect with depreciation /amortization.

(2) Expenses with Petrobras' new employees formation are now being allocated according to the specific area of each professional. Therefore, it is no longer integrally allocated a administrative expenses of the corporate group.

Statement of Other Operating Income (Expenses) - Jan-Sep/2007

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Expenses with Renegotiation of Petros Fund Plan	(220)	(129)	(12)	(40)	(8)	(642)	-	(1.051)
Institutional relations and cultural projects	(57)	(47)	-	(39)	-	(680)	-	(823)
Operating expenses with thermoelectric	-	-	(394)	-	-	-	-	(394)
HSE Expenses	(13)	(87)	(3)	-	(11)	(216)	-	(330)
Collective Labor Agreement	(114)	(55)	(11)	-	(8)	(99)	-	(287)
Contractual fines	-	-	(263)	-	-	-	-	(263)
Losses and Contingencies related to Legal Proceedings	(142)	(41)	-	(57)	(11)	(11)	-	(262)

Unscheduled stoppages at installations and production equipment	(23)	(74)	-	-	-	-	-	(97)
Result from hedge operations	-	(79)	-	-	-	-	-	(79)

Contractual losses from ship-or-pay transport services	-	-	-	-	(68)	-	-	(68)
Others	(358)	(42)	(98)	(10)	67	(420)	1	(860)

	(927)	(554)	(781)	(146)	(39)	(2.068)	1	(4.514)

Statement of Other Operating Revenues (Expenses) - Jan-Sep/2006

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Institutional relations and cultural projects	-	(33)	-	(64)	-	(627)	-	(724)
Operating expenses with thermoelectric	-	-	(443)	-	-	-	-	(443)
HSE Expenses	(16)	(14)	(1)	-	(3)	(182)	-	(216)
Losses and Contingencies related to Legal Proceedings	(19)	(44)	-	(19)	(4)	(159)	-	(245)

Unscheduled stoppages at installations and production equipment	(16)	(57)	-	-	-	-	-	(73)
Result from hedge operations	-	(21)	(167)	-	-	-	-	(188)

Contractual losses from ship-or-pay transport services	-	-	-	-	(99)	-	-	(99)
Bonus received from partnerships	101	-	-	-	-	-	-	101
Others	(384)	(187)	(140)	(76)	78	(130)	29	(810)

	(334)	(356)	(751)	(159)	(28)	(1.098)	29	(2.697)

Part of the expenses associated with idle thermoelectric plants were allocated to COGS, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independently of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

PETROBRAS SYSTEM	Financial Statements

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	84.925	48.197	25.739	8.831	23.388	35.914	(9.899)	217.095

CURRENT ASSETS	7.105	21.886	4.298	4.601	4.835	20.831	(9.455)	54.101

CASH AND CASH EQUIVALENTS	-	-	-	-	-	14.216	-	14.216
OTHER	7.105	21.886	4.298	4.601	4.835	6.615	(9.455)	39.885
NON-CURRENT ASSETS	77.820	26.311	21.441	4.230	18.553	15.083	(444)	162.994

LONG-TERM ASSETS	4.215	1.273	2.037	1.117	1.289	11.936	(427)	21.440
PROPERTY, PLANTS AND EQUIPMENT	70.684	23.312	18.363	2.727	12.314	1.851	(17)	129.234
OTHER	2.921	1.726	1.041	386	4.950	1.296	-	12.320

Consolidated Assets by Business Area - 06.30.2007

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	82.681	45.909	23.101	8.574	23.748	36.126	(9.254)	210.885

CURRENT ASSETS	7.893	21.349	2.892	4.431	5.119	24.466	(8.558)	57.592

CASH AND CASH EQUIVALENTS	-	-	-	-	-	17.854	-	17.854
OTHER	7.893	21.349	2.892	4.431	5.119	6.612	(8.558)	39.738
NON-CURRENT ASSETS	74.788	24.560	20.209	4.143	18.629	11.660	(696)	153.293

LONG-TERM ASSETS	4.307	1.158	2.036	1.069	1.338	8.498	(682)	17.724
PROPERTY, PLANTS AND EQUIPMENT	67.597	21.697	17.168	2.673	12.101	1.787	(14)	123.009
OTHER	2.884	1.705	1.005	401	5.190	1.375	-	12.560

PETROBRAS SYSTEM	Financial Statements

Consolidated Results – International Business Area - Jan-Sep/2007

	R$ MILLION INTERNATIONAL

			GAS
	E&P	SUPPLY	&	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY
INTERNATIONAL AREA
ASSETS (09.30.2007)	17.066	4.472	4.160	783	3.771	(6.864)	23.388

Income Statement (1)
Net Operating Revenues	3.489	9.355	1.491	2.661	25	(2.870)	14.151

Intersegments	1.989	2.048	266	23	-	(2.870)	1.456
Third Parties	1.500	7.307	1.225	2.638	25	-	12.695
Operating Profit (Loss)	476	222	377	(72)	(429)	(1)	573
Net Income (Loss)	(74)	156	261	(52)	(373)	(1)	(83)

Consolidated Results – International Business Area

	R$ MILLION INTERNATIONAL

			GAS
	E&P	SUPPLY	&	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY
INTERNATIONAL AREA
ASSETS (06.30.2007)	17.151	4.573	4.358	706	2.296	(5.336)	23.748

Income Statement (1) - (Jan-Sep/2006)
Net Operating Revenues	4.223	4.341	1.974	2.301	40	(3.588)	9.291

Intersegments	2.946	2.385	330	13	-	(3.588)	2.086
Third Parties	1.277	1.956	1.644	2.288	40	-	7.205
Operating Profit (Loss)	1.330	196	422	(197)	(388)	(28)	1.335
Net Income (Loss)	605	99	244	(72)	(261)	(18)	597

(1) Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and is no longer wholly allocated to corporate administrative expenses. In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

PETROBRAS SYSTEM	Appendices

1. Petroleum and Alcohol Accounts – National Treasury

In order to settle the accounts with the federal government, in accordance with Provisional Measure No. 2181 of August 24, 2001, Petrobras has already submitted all the information required by the National Treasury (STN) and is in discussion with the latter institution in order to reconcile the differences between the parties.

On September 30, 2007 the account balance of R$ 796 million (R$ 793 million on June 30, 2007) may be paid by the federal government through the issuance of National Treasury bonds, in an amount equal to the final settlement amount or with other amounts that Petrobras may owe to the federal government, including those related to taxes, or through a combination of these options.

2. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$ 38,477 million.

R$ million
	Third Quarter				Jan-Sep

2Q-2007	2007	2006	Δ %		2007	2006	Δ %

				Economic Contribution - Country
4.484	4.864	4.736	3	Value Added Tax (ICMS)	13.480	13.284	1
1.973	1.976	2.023	(2)	CIDE (1)	5.802	5.800	-
2.974	3.066	3.096	(1)	PASEP/COFINS	8.789	8.723	1
3.005	2.545	2.040	25	Income Tax & Social Contribution	8.442	9.524	(11)
658	650	594	9	Other	1.964	1.669	18

13.094	13.101	12.489	5	Subtotal Country	38.477	39.000	(1)

824	959	1.059	(9)	Economic Contribution - Foreign	2.671	2.903	(8)

13.918	14.060	13.548	4	Total	41.148	41.903	(2)

(1) CIDE – ECONOMIC DOMAIN CONTRIBUTION CHARGE.

3. Government Participations

R$ million
	Third Quarter				Jan-Sep

2Q-2007	2007	2006	Δ %		2007	2006	Δ %

				Country
1.778	1.985	2.049	(3)	Royalties	5.392	5.789	(7)
1.647	1.955	2.219	(12)	Special Participation	5.111	6.365	(20)
28	28	28	0	Surface Rental Fees	86	79	9

3.453	3.968	4.296	(8)	Subtotal Country	10.589	12.233	(13)

186	117	363	(68)	Foreign	603	890	(32)

3.639	4.085	4.659	(12)	Total	11.192	13.123	(15)

Third-quarter government participations in the country increased by 15% over the 2Q-2007, due to the 10% increase in the reference price for local oil, which averaged R$ 118.83 (US$ 62.08) in the 3Q-2007, versus R$ 108.12 (US$ 56.81) in the previous three months, reflecting the average Brent price on the international market, associated with higher Marlim Field productivity, increasing the royalties and special participation levels.

Year-to-date government participations in the country fell by 13% over the 9M-2006, due to the 9% decrease in the reference price for local oil, which averaged R$ 108.38 (US$ 54.43), versus R$ 119.56 (US$ 54.77) in the same period in 2006, reflecting the average Brent price on the international market, associated with the reduction in the tax rate, especially in the Marlim field, due to the natural decline in production.

PETROBRAS SYSTEM	Appendices

4. Reconciliation of Consolidated Shareholders’ Equity and Net Income

	R$ million

	Shareholders' Equity	Result
. According to PETROBRAS information as of 09.30.2007	112.897	16.860
. Profit in the sales of products in affiliated inventories	(399)	(399)
. Reversal of profits on inventory in previous years	-	362
. Capitalized interest	(913)	(222)
. Absorption of negative net worth in affiliated companies *	(99)	(82)
. Other eliminations	(665)	(60)

. According to consolidated information as of 09.30.2007	110.821	16.459

* Pursuant to CVM Instruction 247/96, losses considered temporary on investments evaluated by the equity method, where the investee shows no signs of stoppage or the need for financial support from the investor, must be limited to the amount of the controlling company’s investment. Thus losses generated by unfunded liabilities (negative shareholders’ equity) of the controlled companies did not affect the results or shareholders’ equity of Petrobras on September 30, 2007, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

5. Performance of Petrobras Shares and ADRs

		Nominal Change
	Third Quarter			Jan-Sep

2Q-2007	2007	2006		2007	2006

13,61%	17,90%	-6,30%	Petrobras ON	27,18%	9,81%
11,92%	14,64%	-6,00%	Petrobras PN	18,88%	9,08%
21,87%	24,52%	-6,14%	ADR- Level III - ON	46,62%	17,62%
19,40%	21,30%	-6,26%	ADR- Level III - PN	39,50%	16,27%
18,75%	11,17%	-0,49%	IBOVESPA	35,96%	8,95%
8,53%	3,63%	4,74%	DOW JONES	11,49%	8,97%
7,50%	3,77%	3,97%	NASDAQ	11,85%	2,41%

Petrobras’ shares had a book value of R$ 25.73 per share on September 30, 2007.

6. Interest on Equity

On July 25, 2007 and September 21, 2007, the Company’s Board of Directors approved an advanced payment to shareholders in the form of interest on equity, in the amount of R$ 2,194 million for each installment, pursuant to article 9 of Law 9.249/95 and Decrees 2.673/98 and 3.381/00.

The first installment will be available to shareholders until January 31, 2008 and the second until March 31, 2008, based on shareholders’ positions on August 17 and October 5, 2007, respectively, corresponding to R$ 0.50 per common and preferred share for each installment, and will be discounted from declared dividends on net income for the fiscal year of 2007. Said amount will be subject to monetary restatement in line with the variation in the Selic interest rate if paid before December 31, 2007, between the effective payment date and the end of the fiscal year in question. If paid in 2008, said amount will be subject to monetary restatement in line with the variation in the Selic interest rate between December 31, 2007, and the initial payment date.

This interest on equity is subject to withholding income tax of 15% (fifteen percent), except for shareholders who are exempt from said tax.

PETROBRAS SYSTEM	Appendices

7. Acquisition of Suzano Petroquímica

On August 3, 2007, PETROBRAS entered into a Share Purchase Agreement to acquire all the capital stock of Suzano Petroquímica S.A. held directly or indirectly by its controlling shareholders.

As a result of the direct and indirect sale of a controlling interest in Suzano Petroquímica, in accordance with article 254-A of Law 6.404/76, CVM Instruction 361 and the Regulations of the BOVESPA’s Level II of Corporate Governance, PETROBRAS will hold a public tender offer for the acquisition of the common and preferred shares held by the minority shareholders of Suzano Petroquímica (tag along offer), and, jointly, a public tender offer for the delisting of Suzano Petroquímica (delisting offer).

The total price for the acquisition of 100% of Suzano Petroquímica’s capital stock is estimated at R$ 2.7 billion, subject to a reduction of up to 7% due to adjustments arising from the due diligence process and procedures that will occur until the finalization of the transaction, scheduled for November 30, 2007.

An Extraordinary Meeting of PETROBRAS Shareholders on October 29, 2007, approved the ratification of the Share Purchase Agreement for the acquisition of a controlling interest in Suzano Petroquímica, and nominated the bank ABN as the specialized firm to draw up an evaluation report of the transaction, pursuant to article 256 of Law 6.404/76.

The transaction was presented to the Brazilian fair trading authorities (the CADE – Administrative Council for Economic Defense; the SDE – Secretariat for Economic Rights; and the SEAE – Secretariat for Economic Monitoring) within the deadline and under the conditions established by the prevailing legislation. The process is already in the CADE’s instruction phase.

PETROBRAS SYSTEM	Appendices

8. Foreign Exchange Exposure

The Petrobras System’s foreign exchange exposure is measured according to the following table:

Assets	R$ million

	09.30.2007	06.30.2007

Current Assets	18.653	19.418

Cash and Cash Equivalents	7.499	7.857
Other Current Assets	11.154	11.561

Non-current Assets	31.241	31.332

Long-term Assets	4.574	4.403
Investments	1.316	1.223
Property, plant and equipment	22.521	22.699
Intangible	2.318	2.444
Deferred	512	563

Total Assets	49.894	50.750

Liabilities	R$ million
	09.30.2007	06.30.2007

Current Liabilities	14.040	15.410

Short-term Debt	5.739	6.652
Suppliers	5.667	6.058
Other Current Liabilities	2.634	2.700
Long-term Liabilities	20.743	21.610

Long-term Debt	19.785	20.721
Other Long-term Liabilities	958	889

Total Liabilities	34.783	37.020

Net Assets (Liabilities) in Reais	15.111	13.730

(+) Investment Funds - Exchange	97	168
(-) FINAME Loans - dollar-indexed reais	398	409

Net Assets (Liabilities) in Reais	14.810	13.489

Net Assets (Liabilities) in Dollar	8.054	7.003

Exchange rate (*)	1,8389	1,9262

(*) US dollars are converted into Reais at the dollar sell price at the close of the period.

PETROBRAS SYSTEM	Financial Statements

Income Statement – Parent Company

R$ million
	Third Quarter			Jan-Sep

2Q-2007	2007	2006		2007	2006

41.691	44.201	43.725	Gross Operating Revenues	123.880	120.517
(10.866)	(11.043)	(11.151)	Sales Deductions	(32.028)	(31.390)

30.825	33.158	32.574	Net Operating Revenues	91.852	89.127
(16.229)	(18.271)	(18.969)	Cost of Products Sold	(49.733)	(47.642)

14.596	14.887	13.605	Gross Profit	42.119	41.485
			Operating Expenses
(1.237)	(1.483)	(1.318)	Sales	(3.977)	(3.657)
(929)	(1.113)	(922)	General & Administrative	(3.177)	(2.579)
(235)	(376)	(320)	Cost of Prospecting, Drilling & Lifting	(826)	(707)
(431)	(407)	(370)	Research & Development	(1.212)	(1.103)
(185)	(194)	(147)	Taxes	(534)	(481)
(425)	(1.086)	(456)	Health and Pension Plans	(1.935)	(1.368)
(1.283)	(1.222)	(1.131)	Other	(4.250)	(2.360)

(4.725)	(5.881)	(4.664)		(15.911)	(12.255)

			Net Financial
1.046	1.202	990	Income	3.220	2.068
(735)	(762)	(671)	Expense	(2.085)	(1.659)
(3.014)	(2.795)	(34)	Monetary & Foreign Exchange Variation - Assets	(7.921)	(2.374)
1.797	1.402	12	Monetary & Foreign Exchange Variation - Liabilities	4.338	1.849

(906)	(953)	297		(2.448)	(116)

(5.631)	(6.834)	(4.367)		(18.359)	(12.371)
507	(253)	(477)	Paticipation in Equity Income	306	579

9.472	7.800	8.761	Operating Income	24.066	29.693
(33)	(15)	(31)	Non-operating Income (Expense)	(50)	(84)
(2.587)	(2.113)	(1.917)	Income Tax / Social Contribution	(7.156)	(8.783)

6.852	5.672	6.813	Net Income	16.860	20.826

Part of the expenses associated with idle thermoelectric plants were allocated to COGS, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independently of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and is no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

PETROBRAS SYSTEM	Financial Statements

Balance Sheet – Parent Company

Assets	R$ million
	09.30.2007	06.30.2007

Current Assets	38.066	40.636

Cash and Cash Equivalents	7.190	11.387
Accounts Receivable	9.994	8.870
Marketable Securities	185	-
Inventories	13.907	13.274
Dividends Receivable	97	119
Deferred Taxes & Social Contribution	5.134	5.618
Other	1.559	1.368
Non-current assets	159.173	150.435

Long-term Assets	62.002	57.741

Petroleum & Alcohol Account	796	793
Subsidiaries and affiliated companies	46.192	45.299
Ventures under Negotiation	1.350	1.256
Advances to Suppliers	425	463
Marketable Securities	2.928	8
Advance for Pension Plan Migration	1.301	1.269
Deferred Taxes and Social Contribution	5.119	4.678
Judicial Deposits	1.468	1.385
Anticipated Expenses	892	959
Other	1.531	1.631

Investments	23.866	24.015
Property, plant and equipment	69.811	65.215
Intangible	2.827	2.843
Deferred	667	621

Total Assets	197.239	191.071

Liabilities	R$ million
	09.30.2007	06.30.2007

Current Liabilities	52.953	51.800

Short-term Debt	1.063	1.282
Suppliers	33.979	34.348
Taxes & Social Contribution Payable	7.486	7.918
Dividends / Interest on Own Capital	4.387	2.194
Project Finance and Joint Ventures	1.580	1.510
Pension fund obligations	426	411
Clients Anticipation	220	254
Other	3.812	3.883
Long-term Liabilities	31.389	29.981

Long-term Debt	4.395	4.563
Subsidiaries and affiliated companies	2.083	1.985
Pension plan	3.891	3.111
Health Care Benefits	8.686	8.386
Deferred Taxes & Social Contribution	8.392	8.014
Other	3.942	3.922
Shareholders' Equity	112.897	109.290

Capital	52.644	52.644
Capital Reserves	60.253	56.646

Total liabilities	197.239	191.071

In line with international accounting practices, CVM Resolution No. 488 approved Proclamation NPC 27 of the Institute of Independent Auditors of Brazil (IBRACON), which establishes new standards for the presentation and publication of financial statements. According to this proclamation, assets must be classified as “Current” and “Non-current”, the latter further divided into long-term, investments, fixed assets, intangible assets and deferred assets. Liabilities must be classified as “Current” and “Non-current”.

PETROBRAS SYSTEM	Financial Statements

Statement of Cash Flow – Parent Company

R$ million
	Third Quarter			Jan-Sep

2Q-2007	2007	2006		2007	2006

6.852	5.672	6.813	Net Income	16.860	20.826
7.672	(829)	3.673	(+) Adjustments	10.227	6.511

1.482	1.380	1.357	Depreciation & Amortization	4.122	3.573
(4)	(3)	(6)	Oil and Alcohol Accounts	(10)	(13)
4.458	(1.392)	667	Oil and Oil Products Supply - Foreign	3.225	3.552
650	1.617	(496)	Charges on Financing and Affiliated Companies	3.051	404
-	(3.104)	-	Marketable Securities	(3.104)	-
1.086	673	2.151	Other Adjustments	2.943	(1.005)
14.524	4.843	10.486	(=) Net Cash Generated by Operating Activities	27.087	27.337
(5.689)	(6.406)	(4.353)	(-) Cash used for Cap.Expend.	(16.729)	(12.202)

(3.472)	(3.957)	(3.109)	Investment in E&P	(10.541)	(8.568)
(2.037)	(1.679)	(1.089)	Investment in Refining & Transport	(4.731)	(2.215)
(532)	(528)	235	Investment in Gas and Energy	(1.358)	(1.126)
(8)	(14)	-	Investments in International Area	(22)	(10)
(135)	(176)	(261)	Structured projects – Net of Advance Money	(405)	(624)
717	77	86	Dividends	832	922
(222)	(129)	(215)	Other Investments	(504)	(581)

8.835	(1.563)	6.133	(=) Free Cash Flow	10.358	15.135
(10.587)	(2.634)	(4.846)	(-) Cash used in Financing Activities	(23.267)	(15.065)
(1.752)	(4.197)	1.287	(=) Cash Generated in the Period	(12.909)	70

13.139	11.387	16.264	Cash at the Beginning of Period	20.099	17.481
11.387	7.190	17.551	Cash at the End of Period	7.190	17.551

PETROBRAS SYSTEM	Financial Statements

Statement of Value Added - Parent Company

	R$ million
	Jan-Sep
	2007	2006
Description
Sale of products and services and non operating income*	124.821	121.174
Raw Material Used	(10.461)	(10.398)
Products for Resale	(9.151)	(7.195)
Materials, Energy, Services & Others	(15.827)	(13.347)

Added Value Generated	89.382	90.234

Depreciation & Amortization	(4.121)	(3.573)
Participation in subsidiaries, goodwill & discount amortization	306	580
Financial Income	1.738	1.660
Rent and royalties	301	291

Total Distributable Added Value	87.606	89.192

Distribution of Added Value

Personnel
Salaries, Benefits and Charges	8.193	5.934

	8.193	5.934

Government Entities
Taxes, Fees and Contributions	40.974	41.617
Government Participation	10.589	12.233

	51.563	53.850

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Variations	4.187	1.776
Rent and Freight Expenses	6.803	6.806

	10.990	8.582

Shareholders
Dividends / interest on own capital	4.387	4.387
Net Income	12.473	16.439

	16.860	20.826

Value Added distributed	87.606	89.192

* Net of Provisions for Doubtful Debts.

PETROBRAS

http://www.petrobras.com.br/ri/english

Contacts:

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.